UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RUSH ENTERPRISES, INC.

(Name of Issuer)

Class B Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

781846308

(CUSIP Number)

W.M. “Rusty” Rush

General Partner

3MR Partners, L.P.

555 IH-35 South, Suite 500

New Braunfels, Texas

(830) 626-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781846308	13D	Page 1 of 7

1	Names of Reporting Persons 3MR Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
NUMBER OF	7	Sole Voting Power 6,756,185 (1)
SHARES BENEFICIALLY OWNED BY	8	Shared Voting Power -0-
EACH REPORTING PERSON	9	Sole Dispositive Power 6,756,185 (1)
WITH	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,756,185 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 38.74% (2)
14	Type of Reporting Person (See Instructions) PN

(1) Represents 6,756,185 shares of Class B Common Stock, par value $.01 per share (the “Class B Common Stock”), of Rush Enterprises, Inc. (the “Issuer”) directly owned by 3MR Partners, L.P. (“3MR Partners”). W.M. “Rusty” Rush (“Rusty Rush”) is the general partner of 3MR Partners.

(2) Calculated based upon 17,438,730 shares of Class B Common Stock outstanding as of December 5, 2023. This share information was supplied to the Reporting Persons by the Issuer in response to their inquiry.

CUSIP No. 781846308	13D	Page 2 of 7

1	Names of Reporting Persons W.M. “Rusty” Rush
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
NUMBER OF	7	Sole Voting Power 7,493,809 (3)
SHARES BENEFICIALLY OWNED BY	8	Shared Voting Power
EACH REPORTING PERSON	9	Sole Dispositive Power 7,493,809 (3)
WITH	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,493,809 (3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 42.97% (2)
14	Type of Reporting Person (See Instructions) IN

(3) Represents: (i) 737,624 shares of Class B Common Stock directly owned by Rusty Rush; and (ii) 6,756,185 shares of Class B Common Stock owned by 3MR Partners, which Rusty Rush may be deemed to beneficially own as the general partner of 3MR Partners. Rusty Rush disclaims individual beneficial ownership of the shares held by 3MR Partners, except to the extent of his actual ownership interest in 3MR Partners although all shares held by 3MR Partners are included in the amounts specified by each Reporting Person herein. Under the terms of the 3MR Partnership Agreement, Rusty Rush, as the general partner of 3MR Partners, has the power to vote the 6,756,185 shares of Class B Common Stock held by 3MR Partners.

CUSIP No. 781846308	13D	Page 3 of 7

Item 1.	Security and Issuer.

Item 1 is hereby amended in its entirety to read as follows:

The Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on February 14, 2013 by 3MR Partners, L.P., W. Marvin Rush, and W.M. “Rusty” Rush (the “Original Schedule 13D”) with respect to the Class B Common Stock, par value $.01 per share (the “Class B Common Stock”), of Rush Enterprises, Inc., a Texas corporation (the “Issuer”), as amended by Amendment No. 1 filed with the SEC on October 21, 2022 (as so amended, the “Schedule 13D”), is hereby amended by this Amendment No. 2 to the Schedule 13D (this “Amendment No. 2”) as set forth below. On August 28, 2023, the Issuer effected a three-for-two stock split of the Issuer’s common stock (the “Stock Split”). Unless otherwise noted herein, all shares of Class B Common Stock and per share amounts in this Amendment No. 2 reflect the Stock Split.

The principal executive offices of the Issuer are located at 555 IH-35 South, Suite 500, New Braunfels, Texas 78130.

Item 2.	Identity and Background.

Item 2 is hereby amended in its entirety to read as follows:

(a) This Amendment No. 2 is being filed jointly on behalf of 3MR Partners, L.P., a Texas limited partnership (“3MR Partners”), and W.M. “Rusty” Rush (“Rusty Rush”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”) to report the Share Repurchase (as defined below).

Rusty Rush is the general partner of 3MR Partners. Pursuant to the terms of the Amended and Restated Limited Partnership Agreement of 3MR Partners, dated July 1, 2004 (the “3MR Partnership Agreement”), the general partner of 3MR Partners has full and complete power and authority to vote the shares of Class B Common Stock of the Issuer held by 3MR Partners. As the general partner of 3MR Partners, Rusty Rush may be deemed to beneficially own the shares of Class B Common Stock of the Issuer beneficially owned by 3MR Partners.

The Reporting Persons have entered into a Joint Filing Agreement dated as of December 13, 2023, a copy of which is attached as Exhibit 99.1 to this Amendment No. 2.

(b) The business address of 3MR Partners and Rusty Rush, in each case, is 555 IH-35 South, Suite 500, New Braunfels, Texas 78130.

(c) (1) The principal business of 3MR Partners is: (i) to own, hold for investment, operate, and otherwise deal with 3MR Partners’ assets and any property (real, personal or mixed) incidental thereto; (ii) to consolidate certain assets into 3MR Partners for ease of management and control; (iii) to provide for a convenient operational structure for the management of those assets; (iv) to provide for the orderly transition of the management of 3MR Partners’ assets upon the death of a partner; (v) to provide methods of avoiding and resolving potential or actual family disputes; and (vi) to facilitate future gifting by the partners to permitted assignees under the 3MR Partnership Agreement.

(2) The principal occupation of Rusty Rush is Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer, a full-service, integrated retailer of commercial vehicles and related services. The business address of the Issuer is 555 IH-35 South, Suite 500, New Braunfels, Texas 78130.

(d) and (e) During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 781846308	13D	Page 4 of 7

(f)	(1) 3MR Partners is a Texas limited partnership.

(2) Rusty Rush is a citizen of the United States of America.

The description of the 3MR Partnership Agreement in this Amendment No. 2 is qualified in its entirety by reference to the full and complete text of the 3MR Partnership Agreement, which was filed with the Original Schedule 13D as Exhibit 99.2 and is incorporated herein by reference.

Item 3.	Source and Amount of Funds and Other Considerations.

There are no changes to the Item 3 information in the Schedule 13D previously filed with the SEC.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The response to Item 2 is incorporated herein by this reference.

This Amendment No. 1 is being filed by the Reporting Persons to report the Share Repurchase.

Each Reporting Person may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Person’s continuing assessments of pertinent factors, including the availability of shares of Class B Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and other members of management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities.

Depending upon assessments of the above factors, the Reporting Persons may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financings, and whether to acquire additional securities of the Issuer, including shares of Class B Common Stock (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Class B Common Stock, under their control. The Reporting Persons may seek to acquire other securities of the Issuer, including other equity, debt, notes or other financial instruments related to the Issuer or the Class B Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, each Reporting Person’s trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, in the course of their review, may take actions with respect to their investment or the Issuer, including communicating from time to time with the Board of Directors, members of management, other securityholders of the Issuer, or other third parties, advisors, such as legal, financial, regulatory, or other advisors, to assist in the review and evaluation of strategic alternatives. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to

CUSIP No. 781846308	13D	Page 5 of 7

a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; a sale or transfer of a material portion of the assets of the Issuer or any of its subsidiaries or the acquisition of material assets; the formation of joint ventures or other strategic alliances with the Issuer or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board of Directors or management of the Issuer; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities; or any action similar to the foregoing. Such discussions and actions may be exploratory in nature, and not rise to the level of a plan or proposal.

The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described in the Schedule 13D, as amended by this Amendment No. 2, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence the management of the Issuer or its Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

The response to Item 4 is incorporated herein by this reference.

The ownership percentages set forth herein are calculated based upon 17,438,730 shares of Class B Common Stock outstanding as of December 5, 2023. This share information was supplied to the Reporting Persons by the Issuer in response to their inquiry.

(a)	As of the date of this Amendment No. 2, the Reporting Persons beneficially own the following numbers of shares of Class B Common Stock:

Holder	Number of Shares of Class B Common Stock	Ownership Percentage of Class B Common Stock
3MR Partners	6,756,185 (1)	38.74%
Rusty Rush	737,624 (2)	4.23%

(1) 3MR Partners beneficially owns 6,756,185 shares of the Class B Common Stock of the Issuer, which Rusty Rush, as the general partner, has dispositive and voting power of as further described in Clause (b) of this Item 5. Rusty Rush disclaims beneficial ownership of the shares held by 3MR Partners, except to the extent of his actual ownership interests in 3MR Partners.

(2) Rusty Rush’s beneficial ownership includes: (i) 737,624 shares of Class B Common Stock directly owned by Rusty Rush; and (ii) 6,756,185 shares of Class B Common Stock owned by 3MR Partners, which Rusty Rush may be deemed to beneficially own as the general partner of 3MR Partners. Rusty Rush disclaims beneficial ownership of the shares of Class B Common Stock held by 3MR Partners, except to the extent of his actual ownership interests in 3MR Partners.

(b) As of the date of this Amendment No. 2, the Reporting Persons had the power to vote and dispose of the following number of shares:

CUSIP No. 781846308	13D	Page 6 of 7

(1) Under the terms of the 3MR Partnership Agreement, Rusty Rush, as the general partner of 3MR Partners, has sole power to vote the 6,756,185 shares of Class B Common Stock held by 3MR Partners, and he has sole power to dispose of the 6,756,185 shares of Class B Common Stock held by 3MR Partners.

(2) Rusty Rush has the sole power to vote and dispose of 7,493,809 shares of Class B Common Stock of the Issuer, which includes 6,756,185 shares of Class B Common Stock of the Issuer as described in Clause (b)(1) of this Item 5. Rusty Rush disclaims beneficial ownership of the shares of Class B Common Stock held by 3MR Partners, except to the extent of his actual ownership interests in 3MR Partners.

(c) The Reporting Persons have not effected any transactions in the Class B Common Stock of the Issuer during the past 60 days other than as described herein.

(d) Not applicable

(e) Not applicable.

The description of the 3MR Partnership Agreement in this Amendment No. 2 is qualified in its entirety by reference to the full and complete text of the 3MR Partnership Agreement, which was filed with the Original Schedule 13D as Exhibit 99.2 and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Share Repurchase Agreement

On December 5, 2023, the Issuer, as part of the Issuer’s concurrently announced $150 million stock repurchase program, entered into a share repurchase agreement (the “Share Repurchase Agreement”) with Rusty Rush, the Issuer’s Chairman of the Board, Chief Executive Officer and President, for the purchase of 1,500,000 shares of Class B Common Stock, in a privately-negotiated transaction (the “Share Repurchase”). Rusty Rush advised the Issuer that the shares are being sold, in part, to repay a $40 million personal loan incurred by Rusty Rush with a balance of approximately $37 million that was secured by shares of the Issuer’s Class A Common Stock, par value $0.01 per share, and Class B Common Stock owned by Rusty Rush as well as for financial diversification and tax planning purposes.

The price per share for the Share Repurchase was $43.56, for a total purchase price of $65.3 million. The Share Repurchase was funded from the Issuer’s cash on hand. The terms of the Share Repurchase were negotiated on behalf of the Issuer by a committee of independent directors of the Issuer’s Board of Directors with the assistance of its independent legal and financial advisors, Baker Botts L.L.P. and Houlihan Lokey Capital, Inc.

The description of the Share Repurchase Agreement is qualified in its entirety by reference to the full and complete text of the Share Repurchase Agreement, which is being filed herewith as Exhibit 99.2 and incorporated herein by reference.

CUSIP No. 781846308	13D	Page 7 of 7

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit No.	Document

99.1	Joint Filing Agreement, dated as of December 13, 2023, between Rusty Rush and 3MR Partners, L.P.
99.2	Share Repurchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3MR PARTNERS, L.P.
		By:	/s/ W.M. “Rusty” Rush
		Name:	W.M. “Rusty” Rush
		Title:	General Partner

Dated:	December 13, 2023

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

W.M. “Rusty” Rush
		By:	/s/ W.M. “Rusty” Rush
		Name:	W.M. “Rusty” Rush

Dated:	December 13, 2023